Sub-item 77D

 Western Asset Global Partners Income Fund Inc.
Announces Investment Policy Change

NEW YORK - (Business Wire) - April 17, 2012

Western Asset Global Partners Fund Inc. (NYSE: GDF)
(the "Fund") today announced that the Board of Directors of the Fund has approved changes to one of its investment policies.

Under the previous investment policy, the Fund was restricted from entering into certain types of derivative transactions with counterparties other than those rated in the highest rating category of at least one nationally recognized rating organization. Effective today, the Fund has adopted an amended investment policy which gives Legg
Mason Partners Fund Advisor, LLC, the Fund's investment advisor ("LMPFA"), or Western Asset Management Company, the Fund's sub-adviser ("WAMCo"), the discretion to determine whether a particular counterparty in such transactions is creditworthy.

As a result of the credit crisis, many counterparties are no longer rated in the highest category. This made the Fund's previous investment policy too prohibitive and did not allow the Funds the flexibility necessary to diversify their exposure in certain types of derivative transactions among various counterparties. The amended investment policy gives the Fund the ability to trade with counterparties with less than the highest credit rating as long as the counterparties are deemed creditworthy by LMPFA or WAMCo. Management believes the new policy will not materially increase risk for the Funds.

The Fund is a non-diversified, closed-end management investment company that is managed by LMPFA, a wholly-owned subsidiary of Legg Mason, Inc. It is sub-advised by WAMCo and certain of WAMCo's foreign-based affiliates; WAMCo and its affiliates are also affiliates of LMPFA.

Contact the Fund at 1-888-777-0102 for more information, or visit the Fund's web site at www.leggmason.com/cef.

Data and commentary provided in this press release are for informational purposes only. Legg Mason, Inc. and its affiliates do not engage in selling shares of the Fund.